Exhibit 5

NOTE REPURCHASE AGREEMENT

THIS NOTE REPURCHASE AGREEMENT (this “Repurchase Agreement”) is made and entered into as of June 28, 2024 by and among BRF Investments LLC (“BRF”), B. Riley Securities Inc. (“BRSI”, together with BRF, each a “Holder” and collectively the “Holders”) and Synchronoss Technologies, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Holders are the owners and legal and beneficial holders of an aggregate principal amount in excess of $19,689,750 of the Company’s 8.375% Senior Notes due 2026, CUSIP 87157B 301 (the “Notes”), issued pursuant to an Indenture, dated as of June 30, 2021, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of June 30, 2021, by and between the Company and the Trustee (the “Indenture”);

WHEREAS, the Notes, to date, have not matured; and

WHEREAS, each Holder desires to sell to the Company, and the Company desires to repurchase from each such Holder, certain Notes, upon and subject to the terms and conditions set forth in this Repurchase Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, agreements and representations of the parties contained in this Repurchase Agreement, the payments provided for in this Repurchase Agreement and other good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, the parties mutually agree as follows:

1. Repurchase Consideration. Subject to the terms and conditions of this Repurchase Agreement, the Holders hereby, severally and not jointly, agree to sell the Notes in such amounts as set forth in Exhibit A to the Company (the “Repurchased Notes”) for an aggregate purchase price of $16,500,000, representing an amount of cash in United States dollars equal to $20.95 per $25 principal amount of Notes repurchased (the “Consideration”).

2. Repurchase. Subject to the terms and conditions of this Repurchase Agreement, each Holder hereby sells, assigns and transfers to, or upon the order of, the Company, all right, title and interest in such Repurchased Notes being sold by such Holder as set forth in Exhibit A (the “Repurchase”), waives any and all other rights with respect to such Repurchased Notes, and releases and discharges the Company from any and all claims such Holder may now have, or may have in the future, arising out of, or related to, such Repurchased Notes, including, without limitation, any claims arising from any existing or past defaults, or any claims that such Holder is entitled to receive any accrued and unpaid interest or additional interest with respect to the Repurchased Notes. All questions as to the form of all documents and the validity and acceptance of the Repurchased Notes will be determined by the Company, in its sole discretion, which determination shall be final and binding.

3. The Closing. The closing of the Repurchase (the “Closing”) shall take place on the date hereof or at such time and place as the Company and Holders mutually agree (the “Closing Date”). At the Closing:

a. the Company shall pay or cause to be paid to each Holder, by wire transfer of immediately available funds to the account or accounts designated by the Holder in writing prior to the Closing, the Consideration; and

b. each Holder shall deliver to the Trustee the Repurchased Notes being sold by such Holder as set forth in Exhibit A, free and clear of all liens, encumbrances, security interests, options, preferences, priorities claims, charges and restrictions of any kind (“Encumbrances”) (other than Encumbrances created by or resulting from actions of the Company or any of its subsidiaries and those arising solely under the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission ( the “SEC”) promulgated thereunder, or under similar state securities laws (“Permitted Encumbrances”)), duly endorsed or accompanied by an assignment duly endorsed in a form acceptable to the Company and the Trustee, or by means of the book-entry transfer procedures of the Depositary Trust Company, as depository for the Notes, or by means of transfer acceptable to the Company, against payment by the Company of the Consideration.

c. Upon consummation of the Repurchase, the Company will instruct the Trustee to cancel the Repurchased Notes, and thereafter the Repurchased Notes shall be null and void, and any and all rights arising thereunder shall be extinguished.

All authority herein conferred or agreed to be conferred in this Repurchase Agreement shall survive the dissolution of the Holders and any representation, warranty, undertaking and obligation of the Holders hereunder shall be binding upon the respective trustees in bankruptcy, legal representatives, successors and assigns of a Holder.

4. Representations and Warranties and Undertakings of the Company. The Company represents and warrants to the Holders that:

a. The Company is duly formed and validly existing under the laws of the State of Delaware, and the consummation of the transactions contemplated hereby are within the powers of the Company and have been duly authorized by all necessary action on the part of the Company, and this Repurchase Agreement constitutes a valid and binding agreement of the Company, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement or creditors’ rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

b. The execution of this Repurchase Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (i) do not require the consent, approval, authorization, order, registration or qualification of, or filing (assuming the truth and accuracy of the representations and warranties in Section 5 and excluding any filing required under the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with, any governmental authority, non- governmental regulatory authorities, or court, or body or arbitrator having jurisdiction over the Company (except as may be required under the securities or Blue Sky laws of the various states); and (ii) do not and will not constitute or result in a breach, violation or default under any note, bond, mortgage, deed, indenture (including, without limitation, the Indenture), lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, or with the Company’s organizational documents or bylaws, or any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body on the part of the Company or on the part of any other party thereto or cause the acceleration or termination of any obligation or right of the Company or any other party thereto, except, in case of this clause (ii) (except with respect to the Indenture), for any such breach, violation or default as would not, individually or in the aggregate, (x) have a material adverse effect on the business, properties, financial position, stockholders’ equity, or results of operations of the Company and its subsidiaries taken as a whole or (y) materially delay or materially impair the ability of the Company to comply, or prevent the Company from complying, with its obligations under this Agreement.

c. Neither the Company nor any of its subsidiaries is (i) in violation of its organizational documents or bylaws or similar organizational documents; (ii) in default, and, to the knowledge of the Company (having made due and reasonable enquiry), no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the performance or observance of any term, covenant or condition contained in any indenture (including, without limitation, the Indenture), mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority (including, without limitation, the rules and regulations of The Nasdaq Stock Market, LLC), in each case, applicable to the Company, except, in the case of clauses (ii) and (iii) above (other than with respect to the Indenture), for any such conflict, breach or violation that would not, individually or in the aggregate, have a material adverse effect on the business, properties, financial position, stockholders’ equity, or results of operations of the Company and its subsidiaries taken as a whole.

d. The Company is not and, after giving effect to the transactions contemplated by this Repurchase Agreement, will not be required to register as an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

e. There are no bankruptcy, insolvency, reorganization or receivership proceedings pending against, being contemplated by or threatened against the Company. The Company is not (and will not be upon consummation of the transactions contemplated hereby and the Series B Repurchase Agreement of even date herewith between the Company and the Holder (as defined therein)) insolvent.

5. Representations and Warranties of each Holder. Each Holder hereby, severally and not jointly, represents and warrants to the Company that:

a. The Holder has full power and authority to exchange, sell, assign and transfer the Notes sold hereby and to enter into this Repurchase Agreement and perform all obligations required to be performed by the Holder hereunder.

b. The Holder is the current beneficial owner of the Repurchased Notes being sold by such Holder as set forth in Exhibit A. When such Repurchased Notes are sold, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances. The Repurchased Notes being sold by such Holder as set forth in Exhibit A are not subject to any adverse claims, rights or proxies. The Holder shall be responsible for its own tax liability that may arise as a result of the transactions contemplated by this Repurchase Agreement.

c. The Repurchase will not contravene any law, rule or regulation binding on the Holder or any investment guideline or restriction applicable to the Holder.

d. The Holder acknowledges that no person has been authorized to give any information or to make any representation or warranty concerning the Company or the Repurchase other than the information set forth herein in connection with the Holder’s examination of the Company and the terms of the Repurchase, and the Company does not take any responsibility for, and the Company cannot provide any assurance as to the reliability of, any other information that others may provide to the Holder.

e. The Holder acknowledges that (i) it has reviewed the Company’s filings with the SEC and (ii) it is relying only upon the information contained in the Company’s filings with the SEC and the representations and warranties of the Company in this Repurchase Agreement and not upon any other information. The Holder acknowledges and understands that: (x) the Company currently may have, and later may come into possession of, information with respect to the Company that is not known to Holder and that may be material to a decision to sell the Repurchased Notes (such information, “Holder Excluded Information”); (y) Holder has determined to sell the Repurchased Notes being sold by such Holder as set forth in Exhibit A notwithstanding its lack of knowledge of Holder Excluded Information; and (z) the Company shall not have any liability to Holder, and Holder waives and releases any claims that he might have against the Company, whether under applicable securities laws or otherwise, with respect to the nondisclosure of Holder Excluded Information in connection with the Repurchase and the transactions contemplated by this Agreement

f. The Holder acknowledges and understands that the Company’s plans for the future, if successful, may result in the Repurchased Notes being sold by the Holder becoming more valuable and that the future value of the Repurchased Notes could exceed the amounts the Holder will receive under this Repurchase Agreement. In addition, the Holder acknowledges and understands that the Consideration may be less than the Holder would receive if the Repurchased Notes were redeemed pursuant to the terms of the Indenture or were repaid upon maturity. The Holder has determined to forego the possibility of such future value in order to obtain consideration in accordance with this Repurchase Agreement. Neither the Company, nor any of their respective officers, directors, employees or agents have made any representations to the Holder regarding the present or future value of the Repurchased Notes being sold by the Holder, or the advisability of the decision to sell the Repurchased Notes pursuant to this Repurchase Agreement. The Holder confirms that it is not relying on any communication (written or oral) of the Company or any of its affiliates or representatives as investment advice or as a recommendation to participate in the Repurchase and receive the Consideration for the Repurchased Notes. It is understood that information provided by the Company, or any of its affiliates or representatives shall not be considered investment advice or a recommendation to conduct the Repurchase.

g. The Holder is a corporation, limited partnership, limited liability company or other entity, as the case may be, duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation.

h. The Holder acknowledges that (i) it is a sophisticated investor, (ii) the terms of the Repurchase have been mutually negotiated between the Holder and the Company and (iii) that the Holder was given a meaningful opportunity to negotiate the terms of the Repurchase.

i. The Holder will, upon request, execute and deliver any additional documents deemed by the Company or the Trustee to be necessary or desirable to complete the sale, assignment and transfer of the Repurchased Notes sold hereby.

j. There is no investment banker, broker, finder or other intermediary which has been retained by, will be retained by or is authorized to act on behalf of the Holder who might be entitled to any fee or commission from the Company or the Holder upon consummation of the transactions contemplated by this Repurchase Agreement.

k. The Holder understands that the Company and others will rely upon the truth and accuracy of the foregoing representations, warranties and covenants and agrees that if any of the representations and warranties deemed to have been made by it by its participation in the transactions contemplated by this Repurchase Agreement are no longer accurate, the Holder shall promptly notify the Company. The Holder understands that, unless the Holder notifies the Company in writing to the contrary before the Closing, each of the Holder’s representations and warranties contained in this Repurchase Agreement will be deemed to have been reaffirmed and confirmed as of the Closing.

l. The Holder acknowledges and agrees that the Company has not made any representation, warranty, covenant or agreement, whether express or implied, of any kind or character to the Holder with respect to the subject matter of this Repurchase Agreement, except as expressly set forth in this Repurchase Agreement.

6. Conditions to the Holders’ Obligation to Close. The obligation of the Holders hereunder to consummate the Repurchase are subject to the satisfaction (or, to the extent permissible under applicable law, waiver by each Holder) of each of the following conditions:

a. each of the representations and warranties of the Company contained in Section 4 shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date;

b. the Company shall have performed all of its covenants required to be performed hereunder prior to such time in all material respects; and

c. since the date of this Repurchase Agreement, no statute, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction and shall be continuing that prohibits the consummation of the Repurchase.

7. Conditions to the Company’s Obligation to Close. The obligation of the Company hereunder to consummate the Repurchase are subject to the satisfaction (or, to the extent permissible under applicable law, waiver by the Company) of each of the following conditions:

a. each of the representations and warranties of each Holder contained in Section 5 shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date;

b. each Holder shall have performed all of its covenants required to be performed hereunder prior to such time in all material respects;

c. each Holder shall have delivered a completed Internal Revenue Service (“IRS”) Form W-9 to the Company; and

d. since the date of this Repurchase Agreement, no statute, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction and shall be continuing that prohibits the consummation of the Repurchase.

8. Complete Agreement. This Repurchase Agreement constitutes the entire agreement between the parties hereto regarding the subject matter of this Repurchase Agreement and supersede and preempt any prior understandings, agreements or representations, written or oral, which may have related to the subject matter hereof. The recitals hereto are hereby incorporated herein in their entirety.

9. Survival. Each of the representations, warranties, covenants, and agreements in this Repurchase Agreement or pursuant hereto shall survive the Closing. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Repurchase Agreement or in any other documents or papers delivered in connection herewith. Each representation, warranty, covenant and agreement of the parties contained in this Repurchase Agreement is independent of each other representation, warranty, covenant and agreement. Except as expressly set forth in this Repurchase Agreement, no party has made any representation warranty, covenant or agreement.

10. Waiver, Amendment. Neither this Repurchase Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Repurchase Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Holders without the prior written consent of the other parties.

12. Waiver of Jury Trial. THE HOLDERS IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE REPURCHASE CONTEMPLATED BY THIS REPURCHASE AGREEMENT.

13. Governing Law. This Repurchase Agreement shall be governed by the laws of the State of New York without regard to any state’s rules regarding conflicts of laws. The parties agree that all disputes arising under this Repurchase Agreement shall be submitted exclusively to the state and/or federal courts located in The City of New York, Borough of Manhattan and any state appellate court therefrom within the State of New York, and the parties hereby irrevocably waive any objection it may now or hereafter have as to the convenience of such forum.

14. Interpretation; Section and Other Headings. The parties acknowledge and agree that this Repurchase Agreement has been negotiated at arm’s length and among parties equally sophisticated and knowledgeable in the matters covered hereby. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Repurchase Agreement against the party that has drafted it is not applicable and is hereby waived. The section and other headings contained in this Repurchase Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Repurchase Agreement.

15. Counterparts. This Repurchase Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

16. Notices. All notices and other communications to the Company provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses, or in the case of each Holder, the address provided on the signature page below (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Synchronoss Technologies, Inc. 200 Crossing Boulevard, 8th Floor Bridgewater, New Jersey 08807 E-mail: legal@synchronoss.com

With a copy to (which shall not constitute notice):	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attention: Marc Dupre Email: mdupre@gunder.com

17. Binding Effect. The provisions of this Repurchase Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

18. Notification of Changes. Each Holder hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the Closing which would cause any representation, warranty, or covenant of such Holder contained in this Repurchase Agreement to be false or incorrect.

19. Expenses. All costs and expenses incurred in connection with this Repurchase Agreement shall be paid by the party incurring such cost or expense, including without limitation the fees and expenses of any investment banks, attorneys, accountants or other experts or advisors retained by such party.

20. Severability. If any term or provision of this Repurchase Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Repurchase Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

21. No Further Obligations Under the Repurchased Notes. Each Holder acknowledges and agrees that the sale of the Repurchased Notes by each Holder and the purchase of the Repurchased Notes by the Company pursuant to this Repurchase Agreement shall constitute the final disposition of the Repurchased Notes by such Holder, and, following the consummation of the Repurchase and each Holder’s receipt of the Consideration as full consideration for the Repurchased Notes, such Holder shall have no further rights or obligations with respect to the Repurchased Notes, and shall not be entitled to any additional consideration in respect of the Repurchased Notes by virtue of any of the foregoing actions on the part of the Company or its representatives and waives any and all rights thereto, including any rights with respect to the prepayment of the Repurchased Notes and the consideration therefor.

22. Further Assurances. Each of the parties hereto agrees to use its reasonable efforts promptly to take or cause to be taken all action, and promptly to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Repurchase, subject to the terms and conditions hereof and compliance with applicable law. In case at any time before or after the Closing any further action is necessary or desirable to carry out the purposes of the Repurchase, the proper officers, managers and directors of each party to this Repurchase Agreement shall take all such necessary action as may be reasonably requested by the requesting party.

23. Remedies. Each party hereto acknowledges that monetary damages may not be an adequate remedy in the event that any covenant or agreement in this Repurchase Agreement is not performed in accordance with its terms, and it is therefore agreed that, in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to seek an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party hereto agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights, powers and remedies provided under this Repurchase Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

[SIGNATURE PAGES FOLLOW]

EXHIBIT A

Holder	Notes Sold	Aggregate Consideration	Aggregate Principal Amount of Notes
BRF Investments LLC	763,252 Senior Notes	$15,990,129.40	$19,081,300.00
B. Riley Principal Investments, LLC	24,338 Senior Notes	$509,881.10	$608,450.00
	Total	$16,500,010.5	$19,689,750.00

IN WITNESS WHEREOF, the Holder has executed this Repurchase Agreement as of the date first written above.

Holder:

BRF Investments LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Mr
Address:	11100 am blvd la ca 90025
Telephone:	3109661440

Usa
State/Country of Domicile or Formation:

[SIGNATURE PAGE TO REPURCHASE AGREEMENT]

IN WITNESS WHEREOF, the Holder has executed this Repurchase Agreement as of the date first written above.

Holder:

B. Riley Securities Inc.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Mr
Address:	11100
Telephone:	3109661440

Usa
State/Country of Domicile or Formation:

[SIGNATURE PAGE TO REPURCHASE AGREEMENT]

IN WITNESS WHEREOF, the Company has executed this Repurchase Agreement as of the date first written above.

SYNCHRONOSS TECHNOLOGIES, INC.

By:	/s/ Jeffrey Miller
Name:	Jeffrey Miller
Title:	Chief Executive Officer

[SIGNATURE PAGE TO REPURCHASE AGREEMENT]